

October 29, 2013

Via E-mail
William R. Miertschin
Chief Executive Officer
Hondo Minerals Corporation
15303 N. Dallas Parkway, Suite 1050
Addison, TX 75001

> **Re:** **Hondo Minerals Corporation**
> **Amendment No. 4 to Form 10-K for Fiscal Year Ended July 31, 2012**
> **Filed October 16, 2013**
> **Response dated October 16, 2013**
> **File No. 000-54326**

Dear Mr. Miertschin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 10-K for Fiscal Year Ended July 31, 2012

General

1.   Please explain the basis for certain statements or information provided on your company website. For example, your company website indicates that independent testing has shown that the Tennessee Mine contains materials that can produce commercial amounts of gold and silver using your exclusive technology. Additionally, your company website provides sampling data in which you were unable to supplementally provide to us or have indicated that you have not verified. Please advise.

Processing Methods page 13

2.   We note your response to comment 7 from our letter dated October 1, 2013. As disclosed in this section of your filing, please tell us how you have made the determination that you are able to recover economic metals from mineralized material concentrates, process tailings to recover economic values, and recover economic metals and deleterious metals from toxic materials.

Recent Developments page 17

3.   We note your response to comment 7 from our letter dated October 1, 2013. Please tell us the type and quantity of metals contained in the solution and how you have made this determination. If unknown, please clarify in your filing.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining